J Sainsbury plc

082-00913

RECEIVED

2007 JUN 25 A 5:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07024691

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 14 June 2007

SUPPL

Dear Sir

J Sainsbury Announces: Annual Report 2007/Annual General Meeting.

Please find enclosed copies o f the above announcements made to the London Stock Exchange on 14th June 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
JUN 28 2007
THOMSON
FINANCIAL

Dew 6/25

RECEIVED

2007 JUN 25 A 5:42

FICE OF INTERNATIONAL
CORPORATE FINANCE

14 June 2007

Sainsbury(J) PLC

Annual Report 2007/Annual General Meeting

Notice of Annual General Meeting 2007
Annual Report 2007
Proposed replacement Articles of Association

Copies of the documents listed above have been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor relations
+44 (0) 20 7695 4931
Elliot Jordan

Media
+44 (0) 20 7695 6127
Pip Wood

14 June 2007

Sainsbury(J) PLC

Annual Report 2007/Annual General Meeting

Notice of Annual General Meeting 2007
Annual Report 2007
Proposed replacement Articles of Association

Copies of the documents listed above have been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor relations
+44 (0) 20 7695 4931
Elliot Jordan

Media
+44 (0) 20 7695 6127
Pip Wood

14 June 2007

Sainsbury(J) PLC

Annual Report 2007/Annual General Meeting

Notice of Annual General Meeting 2007
Annual Report 2007
Proposed replacement Articles of Association

Copies of the documents listed above have been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor relations
+44 (0) 20 7695 4931
Elliot Jordan

Media
+44 (0) 20 7695 6127
Pip Wood

14 June 2007

Sainsbury(J) PLC

Annual Report 2007/Annual General Meeting

Notice of Annual General Meeting 2007
Annual Report 2007
Proposed replacement Articles of Association

Copies of the documents listed above have been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor relations
+44 (0) 20 7695 4931
Elliot Jordan

Media
+44 (0) 20 7695 6127
Pip Wood

14 June 2007

Sainsbury(J) PLC

Annual Report 2007/Annual General Meeting

Notice of Annual General Meeting 2007
Annual Report 2007
Proposed replacement Articles of Association

Copies of the documents listed above have been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries:

Investor relations
+44 (0) 20 7695 4931
Elliot Jordan

Media
+44 (0) 20 7695 6127
Pip Wood

END